UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DYNAMIC NATURAL RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

267897205
(CUSIP Number)

Keith A. Tench
3317 South Higley Road
Suite 114-475
Gilbert, AZ 85297
(480) 855-8877
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267897205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Keith A. Tench

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization: USA

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Number of Shares Beneficially Owned with:

7. Sole Voting Power: 2,390,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 2,390,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,390,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11): 16.9%

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14. Type of Reporting Person (See Instructions): IN

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The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Keith A. Tench’s receipt of beneficial ownership in 2,390,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"), of Dynamic Natural Resources, Inc., a Nevada corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 78 South Street, Suite 202, Wrentham, MA 02093.

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ITEM 2. IDENTITY AND BACKGROUND

Mr. Tench has been Chairman and CEO of Universal Tracking Solutions, Inc. (“UTS”), a Nevada Corporation, since inception in July 2006. As of October 8, 2008, UTS is a subsidiary of the Issuer. Mr. Tench is responsible for UTS’ growth and development. Prior to UTS, Mr. Tench spent the past twelve years: working as president of a GPS company called Navicom GPS, a subsidiary of NowAuto Group, Inc. (OTCBB: NAUG)(from January 2005 to June 2006); one year as a global account executive at Alltel, and eight years as a global account executive at AT&T Wireless (where he was responsible for the advancement of Hewlett-Packard, Compaq Computers and Agilent Technologies). Mr. Tench is now a Director of the Issuer and is an officer and director of UTS.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 8, 2008, the Issuer acquired UTS as a wholly-owned subsidiary. Mr. Tench exchanged 2,390,000 shares of UTS, par value $.0001 per share, for 2,390,000 shares of Dynamic Natural Resources, Inc., Common Stock, par value $.0001 per share. The details of this transaction are disclosed in the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

Mr. Tench’s shares in the Issuer were issued in exchange for his surrender of his UTS shares to the Issuer. The details of this transaction are disclosed on the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of October 8, 2008, the Issuer had 14,166,534 shares outstanding. Mr. Tench’s beneficial ownership in the common stock and warrants of the Issuer now amounts to 2,390,000 shares, or 16.9%.

(b) As of October 8, 2008, Mr. Tench has the sole power to vote or direct the vote, and sole power dispose or direct the disposition, as to 2,390,000 shares of Common Stock.

(c) See Item 4 above.

(d) See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 2, 2008, the shareholders of UTS entered into a share exchange agreement with Dynamic Merger Shell, Inc. (later amended to substitute Dynamic Merger Sub, Inc.), a wholly-owned subsidiary of the Issuer. The share exchange agreement and preceding board resolution are attached as Exhibits 3 and 4 to the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference. The acquisition of UTS as a subsidiary of the Issuer was consummated on October 8, 2008. As a result of the share exchange, Mr. Tench was appointed as a director of the Issuer and received voting control of 16.9% of the Issuer’s issued and outstanding common stock.

The Share Exchange Agreement between Dynamic Merger Shell, Inc. and the Shareholders of Universal Tracking Solutions, Inc. (the “Plan of Share Exchange”) generally provides for the following:

1)   Universal Tracking Solutions, Inc. will become a wholly-owned subsidiary of Dynamic Natural Resources, Inc. upon the execution of the terms of the Plan of Share Exchange and compliance with the requirements of the laws of Nevada with respect to share exchange transactions;

2) Dynamic Natural Resources, Inc. shall issue and deliver to UTS shareholders Seven Million Eighty-Two Thousand Five Hundred (7,082,500) shares of Dynamic’s validly issued, fully-paid and non-assessable restricted Common Stock, $0.0001 par value per share in exchange for UTS’ shareholders’ transfer of their 64% ownership interest in UTS or 7,082,500 book entry shares of UTS common stock, $0.0001 par value per share (the "UTS Shares") constituting all of the issued and outstanding capital stock of UTS not owned by Dynamic Natural Resources, Inc., upon the terms, provisions, and conditions and for the consideration hereinafter set forth in the Share Exchange Agreement, and thereby making UTS a wholly-owned subsidiary of the Issuer;

3)  Upon the effectiveness of the Plan of Share Exchange, each outstanding share of Universal Tracking Solutions, Inc. will be converted into a single share of Dynamic Natural Resources, Inc. without any action on the part of the holder thereof; and

4)  The Plan of Share Exchange shall be effected by the filing of respective articles and plans of share exchange with the State of Nevada Secretary of State.

5) Dynamic Common Stock Certificates will be distributed after the Effective Date of the Plan of Share Exchange. The Effective Date will occur at least 20 days after the filing of an Information Statement with the SEC and at least 10 days after mailing of the Information Statement to the Issuer’s shareholders.

6)   UTS shareholders of record as of May 1, 2008 are eligible to participate in the share exchange.

The determination of the exchange ratio in the share exchange was based on the relative degree of control UTS’ controlling shareholders agreed to relinquish in exchange for the potential benefits that ownership of a public issuer may offer, on the one hand, and, on the other hand, the assurance of continued opportunities to increase the value of Issuer holdings.

At the Effective Date of the share exchange, holders of UTS common stock ceased to be stockholders of UTS and will no longer have any rights as UTS stockholders, other than the right to receive the applicable consideration in the share exchange. After the Effective Date, there will be no transfers on UTS’ stock transfer books of any shares of UTS common stock.

The term sheet also contained a condition precedent to the Share Exchange Agreement that the Issuer shall have effected a reverse split of its common stock and have issued a stock dividend to the September 15, 2006 shareholders of the Issuer. These actions occurred in April 2008.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1

Share Exchange Agreement Between Dynamic Merger Shell, Inc. and the Shareholders of Universal Tracking Solutions, Inc., dated May 2, 2008. (Incorporated herein by reference to Exhibit 4 of the Issuer’s Definitive Schedule 14C filed September 18, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2008	By:	/s/ Keith A. Tench
Keith A. Tench

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).